UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 March 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

THIS DOCUMENT IS IMPORTANT AND REQUIRES  YOUR  IMMEDIATE  ATTENTION. If you are  in any doubt as to the  action  you  should take,  you  are  recommended to seek  your  own  personal financial advice  from your  stockbroker, bank  manager, solicitor,  accountant or  other independent professional adviser (being,  in the case  of  shareholders in  Ireland, an  organisation or  firm  authorised or  exempted pursuant to  the  Investment Intermediaries Act, 1995 or the European Communities (Markets in Financial Instruments Directive)  Regulations
2007 Nos.  1 to 3 (as amended) and,  in the  case of shareholders in the  United Kingdom, an  adviser authorised pursuant to the  UK  Financial Services  and  Markets Act 2000)  immediately.

If  you  have  sold  or  transferred all of  your  registered holding of  Ordinary Shares in  CRH  plc,  please  forward this document and  the  accompanying Proxy  Form to the  purchaser or transferee or to the  stockbroker, bank  or other agent through or  by whom  the  sale or  transfer was effected, for  delivery  to the  purchaser or  transferee.

  CRH plc
                                        Chairman’s Letter to Ordinary Shareholders and

                                                     Notice of Annual General Meeting, Wednesday, 7 May 2014

The Notice  of  the  Annual General Meeting of  CRH  plc,  to  be  held  at  the  Royal  Marine Hotel, Marine Road, Dun  Laoghaire, Co.  Dublin at 11.00 a.m.  on  Wednesday, 7  May  2014,  is set  out  on  pages  10  to  12  of  this document.

A  Form of  Proxy  for  use  in  connection with  the  Resolutions at  the  Meeting accompanies this  document. To be  valid,  Forms of  Proxy  must  be  received by the  Company’s Registrar, Capita  Asset  Services,  not  later  than11.00 a.m.  on 5 May 2014.  The methods by which valid proxy forms can be delivered are set out in the notes to the Notice of the Meeting.

To the holders of Ordinary Shares and, for information only, to the holders of Preference Shares.

13 March 2014

Dear Shareholder,

    You will find set out on pages 10 to 12 of this document the Notice convening the Annual General Meeting of the Company (the “Meeting”) to be held at 11.00 a.m. on 7 May 2014.

Annual General Meeting

In addition to the Ordinary Business to be transacted at the Meeting (see Resolutions 1 to 11 in the Notice of Meeting) and the proposed Resolution renewing the Directors’ authority to make  scrip  dividend offers (Resolution 12), details of which are set out in the Directors’ Report on pages 93 and 94 of the 2013 Annual Report (which is available on www.crh.com), your Board proposes additional business as set out in Resolution 13, which is summarised below.

Each Director will retire at the Annual General Meeting on 7 May 2014, with those eligible offering themselves for re-election. Their biographies are set out on pages 37 to 39 of the 2013 Annual Report. I have conducted a formal evaluation of the performance of individual Directors, and I can confirm that each of the Directors continues to perform effectively and to demonstrate strong commitment to the role.  I strongly recommend that shareholders vote in favour of each of the individuals putting themselves forward for re-election.

New Performance Share Plan (Resolution 13)

Remuneration Review

As set out in the Directors’ Remuneration Report on pages 59 to 90 of the 2013 Annual Report, the Remuneration Committee carried out an extensive review of the Group’s remuneration arrangements during 2013.  A number of factors drove the timing for the review:

-	the last major review was conducted in 2009, since when there have been a number of developments in the area of recommended remuneration best practice;
                   -  a desire to ensure that CRH’s remuneration structures continue to reflect best practice and shareholder expectations for FTSE100 companies; and
                   -   the transition to a new Chief Executive with effect from 1 January 2014.

At the commencement of the process the Remuneration Committee set out a number of guiding principles for the review.  These were as follows:

-	continued alignment with strategy our remuneration policy should incentivise executives to deliver on long-term strategic goals;
                  -    increased shareholder alignment by extending reward horizons;
-	simplification of CRH’s remuneration framework to improve the line of sight for participants and to increase clarity for shareholders; and
-	the framework should reflect best practice requirements while being flexible and responsive to evolving business needs through-out the economic cycle.

Following the review, the Committee concluded that:

-	CRH’s long-term incentive structures should be simplified with executive Directors participating in a single long-term performance share plan going forward;
-
a new performance share plan should be  introduced to foster the attainment of  superior performance and ensure that CRH can continue to recruit, retain and motivate high quality executives across its global areas of operation;

-	use of the existing 2010 share option, 2006 performance share and the Chief Executive long- term incentive plans should cease;
-	to increase alignment with shareholders, vested awards under the proposed new 2014 performance share plan should be held for an additional two years after vesting; and
                 -   formal rules for malus provisions1 should be introduced.

Shareholder consultation

The Chairman of the Remuneration Committee sent a summary of the proposed structure of the new performance share plan (the “2014 PSP”) to the Group’s major shareholders and shareholder organisations, including the Association of British Insurers, the Irish Association of Investment Managers, the U.K. National Association of Pension Funds andto various proxy voting agencies. He also subsequently engaged with a number of those shareholders/organisations to hear their views on  the proposals.  The Remuneration Committee considered the feedback from each shareholder or organisation in finalising the structure of the 2014 PSP.

Approval is now being sought from shareholders at the 2014 Annual General  Meeting for the introduction of the 2014 PSP.

Award levels

Subject to the 2014 PSP being approved by shareholders, it is intended that the Chief Executive will receive an award of 250% of base salary (maximum award under the plan) in 2014.  Other executive Directors will be granted awards of 200% of base salary.  In exceptional circumstances, for  example where an executive joins the Board from outside the Group, an award of up to 350%  of base salary can  be made.

Performance metrics

The performance criteria for awards made in 2014 under the 2014 PSP will be as follows:

-	75% of each award will be subject to a Total Shareholder Return (TSR) performance measure, with performance being measured against sector peers (see page 65 in the 2013 Annual Report); and
            -     the remaining 25% of each award will be subject to a cumulative cash flow metric.

The Remuneration Committee believes that, for a cyclical business such as CRH, TSR is the most appropriate performance measure at present and is a key measure of the value generated for shareholders.

1  A mechanism whereby the Remuneration Committee may decide not to release performance share plan awards if an unusual  event such as a material financial misstatement occurred, significant losses were incurred or the Company suffered significant reputational damage.

The TSR performance measure will be subject to a financial underpin.  When determining vesting under the 2014 PSP the Committee reviews whether the TSR performance has been impacted by unusual events and whether it is, therefore, an appropriate reflection of  underlying performance.  In  addition, the  Remuneration Committee will consider EPS  performance in  the  period to  ensure that  TSR  performance is consistent with  the  objectives  of the  performance criteria and  has  not  been distorted by extraneous factors.

The  Remuneration Committee believes  that   the  cash  flow  metric will support  dividend delivery, development activity  and,  in the  context of the  portfolio review  announced in November 2013,  will provide an  emphasis on  asset/business disposals. The cash  flow target will be based  on  a cumulative adjusted cash  flow  figure over  three financial years;  the  performance period for  the  first  award in
2014  will be the  financial years  2014  - 2016.  The definition of cash flow will be adjusted to exclude:

-      dividends to shareholders;
-      acquisition/investment expenditure;
-      share issues (scrip  dividend, share options, other);
-      financing cash flows (new loans/repayments);
-      back funding pension payments;
-      foreign exchange translation.

The Remuneration Committee considers that  it is appropriate to make  these  adjustments in order to remove items  that  do  not  reflect the  quality  of management’s performance, or  are  largely  outside of management control. This  will ensure that  management remains incentivised to make  decisions  which are  in the  best  long-term interests of the  business and  shareholders.

The cumulative adjusted cash flow target for awards made in 2014 are set out on page 65 in the 2013

Annual Report. The Remuneration Committee considers the cash flow targets to be demanding with significant stretch ensuring that only exceptional performance will result in a maximum payout.

25% of the award will vest for achieving threshold performance targets with the full award only vesting for achieving stretching levels of performance.

Post vesting holding period

In order to increase alignment between management and shareholders, vested awards will be subject to an additional holding period of two years  before any shares can be sold.

The principal features of the proposed 2014 PSP are set out in the appendix to this circular.

Recommendation

Your  Directors believe  that  the  Resolutions to be proposed at the  Meeting are  in the  best  interests of the  Company and  its shareholders as a whole  and,  therefore, recommend you  to  vote  in  favour of the  Resolutions. Your  Directors intend to  vote  in  favour of  the  Resolutions in  respect of  their own beneficial holdings of  Ordinary Shares, amounting in total,  on  13 March 2014,  to 363,323 Ordinary Shares, representing approximately 0.05%  of the  issued  Ordinary share capital  of your  Company.

Yours faithfully,

N.  Hartery
    Chairman

Appendix

Summary  of principal features  of the proposed 2014  Performance Share Plan:

1.  Eligibility

Any employee (including an executive Director) of CRH  plc (the  “Company”) or any of its subsidiaries will  be  eligible  to  participate in  the  2014  PSP  at  the  discretion of  the  Remuneration  Committee. The Remuneration Committee’s current intention is that  the  first  awards will be  made to  executive Directors and  other senior executives as  soon  as  practicable after shareholder approval is obtained for  the  2014  PSP. 2014  PSP awards may also be made to other eligible  employees during 2014  when permitted under the  plan  rules.

2.  Form of Awards

    Awards under the  2014  PSP may  be in the  form of:

2.1 a conditional right to acquire Ordinary Shares in the Company (“Shares”) at no cost to the participant (“Conditional Award”);

    2.2  an  option to acquire Shares at no  cost to the  participant (“Nil-Cost  Option”); or

    2.3  a right to receive  a cash amount which  relates to the  value  of a certain number of notional Shares (“Cash  Award”);

and  Conditional Awards, Nil-Cost  Options and  Cash  Awards are  together referred to  as  “Awards” and  each  an  “Award”.  References in this  summary to Shares include notional Shares to which  a Cash Award  relates, where appropriate.

Participants who  are  subject  to US tax  will not  be granted a Nil-Cost  Option.

3.  Performance Period

Unless  the  Remuneration Committee determines otherwise, Awards will be subject  to the  satisfaction of  a  performance condition over  a  performance period of  at  least  three years.  Awards granted  to executive Directors will be subject  to a performance condition. At the  end  of the  performance period, the  Remuneration Committee will determine the  extent to which  the  performance condition has been met.  If  a holding period does  not  apply,  Awards will normally vest  on  the  later  of  the  end  of  the Performance Period and  the  third anniversary of the  date  on  which  the  Award  was granted.

4.  Holding Period

If  the  Remuneration Committee determines that  a holding period will apply  to Awards, the  Awards will not  vest until  the  end  of the  holding period. The holding period will end  on the  fifth  anniversary of  the  date  on  which  the  Award  was granted or  such  other date  that  the  Remuneration Committee determines.

5.  Performance Condition
Where applicable, the performance condition for an Award  will be set by the Remuneration Committee at the  time  that  the  Award  is made. The performance condition for  Awards to be made in 2014  is set out  on  page  65 of the  Directors’ Remuneration Report in the  2013  Annual Report.

6.  Individual Limits

Awards will not  be granted to a participant under the  2014  PSP over  Shares with  a market value  (as determined by the  Remuneration Committee) in excess  of 250%  of salary  in respect of any  financial year.  However, the  Remuneration Committee may,  in its discretion, grant Awards above  this  level in exceptional circumstances in which  case Awards will not  be granted to a participant over  Shares with a market value  in excess  of 350%  of salary  in respect of any  financial year.

7.  Grant of Awards

Awards may  only  be granted within  the  six week  period following:

7.1  the  approval of the  2014  PSP by the  Company’s shareholders;
7.2  the  announcement of the  Company’s results for  any  period;
7.3 on any day on which the Remuneration Committee determines that exceptional circumstances exist; or
7.4  on  any  day  on  which  a restriction on  the  grant of Awards is lifted.

8.  Terms  of Awards

Awards may be granted over newly issued  Shares, Treasury Shares or Shares purchased in the market. Awards are  not  transferable (other than on  death). No  payment will be required for  the  grant of an Award. Awards will not  form part of pensionable earnings.

9.  Dividends

The  Remuneration Committee may  determine that  the  number of  Shares to  which  a  participant’s Award  relates shall increase to take account of some  or all of the  dividends paid  on vested  Shares from the  grant date  until  the  date  of vesting,  on such terms as determined by the  Remuneration Committee. The Remuneration Committee may determine that  the  participant shall receive  the  cash equivalent of the  additional Shares.

10.  Overall  Limits

The 2014  PSP is subject  to the  following overall  limits:

10.1   in any ten  year  period, the  number of Shares which  may be issued  under the  2014  PSP together with  the  number of  Shares issued  under any  other discretionary executive share plan  adopted by the  Company may  not  exceed 5% of the  issued  Ordinary share capital  of the  Company from time  to time;  and

10.2   in any ten  year  period, the  number of Shares which  may be issued  under the  2014  PSP together with  the   number of  Shares  issued   under any  other  employees’ share  plan   adopted by  the Company may  not  exceed
          10% of the  issued  Ordinary share capital  of the  Company from time to time.

Treasury Shares will be  treated as  newly  issued  for  the  purpose of  these  limits  until  such  time  as guidelines published by institutional investor representative bodies  determine otherwise.

11.  Reduction for Malus

11.1 The Remuneration Committee may, in its absolute discretion, determine at any time prior to the vesting of an Award to:

   11.1.1             reduce the  number of Shares to which  an  Award  relates;
   11.1.2             cancel  an  Award; or
   11.1.3             impose further  conditions on  an  Award;

in circumstances in which  the  Remuneration Committee considers such  action  is appropriate.

11.2   Such  circumstances include, but  are  not  limited to:

   11.2.1                a material misstatement of the  Company’s audited financial results;
11.2.2	a material failure of risk management by the Company, any member of the Company’s group (“Group”) or a relevant business unit; or
11.2.3	serious reputational damage to the Company, any member of the Group or a relevant business unit, as a result of the participant’s misconduct or otherwise.

12.  Vesting and Exercise

Awards will vest only  to the  extent that  any  applicable performance  condition has  been  satisfied  over the  performance period, and  provided that  the  participant is still employed by the  Group at the  end of  the  vesting  period, when  the  Awards will normally vest.  Nil-Cost  Options will then normally be exercisable until  the  seventh anniversary of the  grant date.

The vesting  of  a Conditional Award  or  the  exercise  of  a Nil-Cost  Option is subject  to  obtaining any necessary approvals or  consents from any relevant authority, the  Company’s share dealing policy and any  other applicable laws or  regulations in any  relevant jurisdiction.

At any  time  before or  after the  point at which  an  Award  (which  is not  a Cash  Award) has  vested,  or a Nil-Cost  Option has  been  exercised, but  the  underlying Shares have  yet to be issued  or  transferred to the  participant, the  Remuneration Committee may decide to pay a participant a cash amount equal to the  value  of the  Shares he  would  otherwise have  received.

Any  Shares or  cash  that  are  to  be  issued,   transferred or  paid  (as  appropriate) to  a  participant in respect of  a vested  Award  or  an  exercised Nil-Cost  Option (including a Cash  Award) will be  issued, transferred or paid  (as appropriate) within  30 days of the  date  of vesting  or exercise  (as appropriate).

13.  Cessation  of Employment

If a participant dies, an unvested Award  will, unless the Remuneration Committee determines otherwise, vest  as soon  as reasonably practicable after the  participant’s death. The unvested Award  will vest  to the  extent that  the  Remuneration Committee determines, taking  into  account the  satisfaction of  any performance condition and,  if the Remuneration Committee so determines, the period of time that  has elapsed since  the  Award  was granted until  the  date  of death (or  if death occurs  during an  applicable holding period, to the  beginning of the  holding period). A participant’s personal representatives will normally have  12 months from the  participant’s death to exercise  any  vested  Nil-Cost  Options.

If  a  participant ceases  to  be  an  officer or  employee of  the  Group by  reason of  ill-health, injury, disability,  or  the  sale  of  the  entity  that  employs him  out  of  the  Group or  for  any  other reason at the   Remuneration  Committee’s discretion  (except   where a  participant is  summarily  dismissed), a

participant’s  unvested  Award   will  usually   continue until   the   normal vesting   date.   That is  unless the  Remuneration Committee determines that  the  Award  will vest  as soon  as reasonably practicable following the  date  on  which  the  participant ceases  to be an  officer or  employee of the  Group.

The  Remuneration Committee will  decide the  extent to  which  an  unvested Award   vests  in  these circumstances, taking  account of the  extent to which  any performance condition is satisfied  at the  end of  any  performance period or,  as appropriate, at  the  date  on  which  the  participant ceases  to  be  an officer or  employee of  the  Group. Unless  the  Remuneration Committee in  its discretion determines otherwise, the  period of  time  that  has  elapsed since  the  Award  was granted until  the  date  on  which the  participant ceases  to be an  officer or  employee of the  Group will also be taken into  account (or  if cessation  occurs  during an applicable holding period, to the  beginning of the  holding period). Where Awards vest in these  circumstances, Nil-Cost  Options will normally be exercisable for  six months after vesting.

If  a  participant ceases  to  be  an  officer or  employee of  the  Group for  one  of  these  “good  leaver” reasons whilst holding vested  Nil-Cost  Options, he will normally have  six months from his cessation  of office  or  employment to exercise  those  Nil-Cost  Options.

If a participant ceases to be an officer or employee of the  Group in any other circumstances an Award shall  lapse  on  the  date  on  which  the  participant ceases  to hold  that  office  or  employment.

14.  Corporate  Events

In   the   event   of  a  change of  control of  the   Company,  Awards  will  vest  taking   into   account the extent that  any  performance condition has  been  satisfied, and,  unless  the  Remuneration Committee determines otherwise, the  period of time  which  has  elapsed between the  grant date  and  the  relevant event  (or  if  the  event  occurs  during an  applicable holding period, to  the  beginning of  the  holding period). Nil-Cost  Options will then be exercisable for  a period of one  month.

Alternatively,  the   Remuneration  Committee  may   permit  participants  to   exchange Awards for equivalent awards which  relate to  shares in  a  different  company. If  the  change of  control is  an internal reorganisation of the  Group or,  if the  Remuneration Committee so decides, participants will be required to exchange their Awards.

If  other events  occur  such  as  a  winding-up of  the  Company, demerger,  delisting, special  dividend or  other event   which,   in  the  opinion of  the  Remuneration  Committee may  affect   the  current or future value  of  Shares, the  Remuneration  Committee may  determine that  Awards will vest  taking into  account the  satisfaction of  any  relevant performance  condition and,   unless  the  Remuneration Committee determines otherwise, pro-rating to reflect the  period from the  grant date  to the  date  of the  relevant event  (or if the  event  occurs  during an applicable holding period, to the  beginning of the holding period). The Remuneration Committee will determine in  these  circumstances the  length of time  during which  Nil-Cost  Options can  then be exercised.

15.  Adjustments

In  the  event  of a variation of the  Company’s share capital  or  a demerger, delisting, special  dividend, rights issue or other event,  which may, in the Remuneration Committee’s opinion, affect  the current or future value  of Shares, the  number of Shares subject  to an  Award  and/or any performance condition attached to Awards, may  be adjusted.

16.  Amendment and Termination

The Remuneration Committee may  amend the  2014  PSP  or  the  terms of  any  Award   at  any  time, provided that  prior approval of the  Company’s shareholders in a general meeting will be required for amendments to  the  advantage of  eligible  employees or  participants relating to  eligibility,  limits,  the basis for  determining a participant’s entitlement to, and  the  terms of, the  Shares or cash comprised in an  Award  and  the  impact  of any  variation of capital.

However, any minor amendments to benefit the  administration of the  2014  PSP, to take  into  account legislative  changes, or  to obtain  or  maintain favourable tax  treatment, exchange control or  regulatory treatment may  be made by the  Remuneration Committee without shareholder approval.

No  amendments may  be  made to  the  material disadvantage of  participants in  the  2014  PSP  (except in respect of the  performance condition) unless  consent is sought from the  affected participants and given  by a majority of them.

The 2014  PSP will usually  terminate on  the  tenth anniversary of its approval by shareholders but  the rights of existing participants will not  be affected by any  termination.

17.  Legal  Entitlement

Participation in the 2014 PSP does not form part of the terms of a participant’s contract of employment and  participants have  no  rights in respect of benefits under the  plan.

18.  Governing Law

The 2014  PSP will be governed in accordance with Irish  law and  the  parties submit  to the  jurisdiction of the  Irish  courts.

Notice of Meeting

The  Annual General Meeting of  CRH   plc  will  be  held   at  the   Royal  Marine Hotel, Marine Road,  Dun  Laoghaire, Co. Dublin  at 11.00  a.m.  on  Wednesday, 7 May 2014  for the  following purposes:

1.    To consider the Company’s financial statements and the Reports of the Directors and Auditors for the year ended 31 December 2013.

    2.    To declare a dividend on the Ordinary Shares.1

3.	To consider the 2013 Directors’ Remuneration Report (excluding the Remuneration Policy), the full text of which is set out on pages 59 to 78 of the 2013 Annual Report.2

4.    To  consider the  Remuneration Policy Report, which  is set out  on  pages  79 to 90 of  the  2013 Annual Report.3

5.	To re-elect the following Directors4:

Mr. E.J. Bärtschi
Ms. M. Carton
Mr. W.P. Egan
Mr. U-H. Felcht
Mr. N. Hartery
Mr. J.W. Kennedy
Mr. D.A. McGovern, Jr.
Ms. H.A. McSharry
Mr. A. Manifold
Mr. D.N. O’Connor
Mr. H.Th. Rottinghuis
Mr. M.S. Towe

6.    To authorise the Directors to fix the remuneration of the Auditors.

7.	To consider the continuation in office of Ernst & Young as auditors of the Company until the conclusion of the next Annual General Meeting of the Company.6

8.    To consider and,  if thought fit,  to pass  as an  Ordinary Resolution7:

          That, in accordance with  the  powers, provisions and  limitations of Article  11(d)  of the  Articles of Association of the Company, the Directors be and  they are hereby authorised to allot relevant securities up  to an  aggregate nominal value  of €82,875,000. This  authority shall  expire at the close of business on the  earlier of the  date  of the  Annual General Meeting in 2015  or 6 August 2015.

9.    To consider and,  if thought fit,  to pass  as a Special  Resolution8:

          That, in accordance with the  powers, provisions and  limitations of Article  11(e) of the  Articles of  Association of  the  Company, the  Directors be  and  they  are  hereby empowered to  allot equity  securities for  cash  provided that  the  sum  of the  nominal value  of all allotments made pursuant to  this  authority in  accordance with  sub-paragraph (iii)  of  Article   11(e)  and   all Treasury Shares (as defined in Section  209  of
          the  Companies Act,  1990)  re-issued pursuant to  Resolution 11  in  the  Notice  of  this  meeting shall  not  exceed an  aggregate nominal valueof €12,566,000. This  authority shall expire at the  close of business on  the  earlier of the  date of the  Annual General Meeting in 2015  or  6 August 2015.

10.  To consider and,  if thought fit,  to pass  as a Special  Resolution:

          That the Company be and  is hereby authorised to purchase Ordinary Shares on  the  market (as defined in Section  212 of the Companies Act, 1990),  in the manner provided for  in Article 8A of the  Articles  of Association of
          the  Company up  to a maximum of 10% of the  Ordinary Shares in  issue  at  the  date  of  the  passing  of  this  Resolution. This  authority shall  expire at the  close of business on  the  earlier of the  date  of the  Annual
          General Meeting in 2015  or  6 August 2015.

11. To  consider and,  if thought fit,  to pass  as a Special  Resolution:

          That the  Company be  and   is hereby authorised to  re-issue Treasury  Shares (as  defined in Section  209  of  the  Companies Act,  1990),  in  the  manner provided for  in  Article  8B  of  the Articles  of Association of
          the  Company. This  authority shall  expire at the  close of business on the  earlier of the  date  of the  Annual General Meeting in 2015  or  6 August 2015.

Special  Business

12.  To consider and,  if thought fit,  to pass  as an  Ordinary Resolution:

          That the   Directors  be  and   they   are   hereby authorised, pursuant  to  Article   137(b)   of  the Articles  of Association of the  Company, to exercise  the  powers contained in the  said Article  so that  the  Directors may  offer to  the  shareholders the  right to  elect  to  receive  an  allotment of additional shares credited as fully paid  instead of cash in respect of all or part of any dividend or  dividends falling  to  be  declared or  paid  by the  Company.
          Unless  renewed at  the  Annual General Meeting in 2015,  this authority shall expire at the  close of business on 6 August 2015.

13.   To consider and,  if thought fit,  to pass  the  following as an  Ordinary Resolution9:

           That  approval be  and   is  hereby given  for  the  establishment by  the  Company of  the  CRH 2014  Performance Share Plan  (the  “Plan”),  the  principal features of  which  are  summarised in  the  circular to  shareholders
          dated 13  March 2014  that  accompanies the  Notice  convening this  Meeting, the  rules   of  which  are  contained in  the  document produced to  the  Meeting and  initialled by the  Chairman of  the  Meeting for  the  purpose of  identification; and  that  the Directors be and  are  hereby authorised to:

(a) take all such action or steps (including the making of amendments to the Plan and the rules thereof as may be necessary) to implement or give effect to the Plan; and

(b)   establish further plans  in other jurisdictions similar  in substance to the  Plan  but  modified to  take  account of  local  tax,  exchange control or  securities laws  in  overseas territories, provided that  any  shares made available  under any  such  further plans  will be  treated  as counting towards any  limits  on  individual or  overall  participation under the  Plan.

For  the  Board, N. Colgan, Company Secretary,

42 Fitzwilliam  Square, Dublin  2.

13 March 2014

Notes

(1)     The final dividend, if approved, will be  paid on  the  Ordinary Shares on  12  May  2014  to  persons who  were  registered as shareholders at  the  close of  business on  7 March 2014.

(2)     Resolution 3 is an  advisory resolution and is not  binding on  the  Company.

(3)     The Board, in  line  with  best  practice and on  the  recommendation of  the  Remuneration Committee, has  decided that the  Company should seek to  apply the   Large and  Medium-sized Companies and  Groups  (Accounts and  Reports) (Amendment  Regulations) regulations (the   “2013   UK Regulations”) which now  apply to  UK-incorporated  companies listed on  the  London Stock  Exchange to  the  extent possible under Irish law.  Under the  2013  UK  Regulations, shareholder votes  on  remuneration policies are  binding. However, as an  Irish-incorporated company, CRH cannot rely  on the  statutory provisions applicable to UK  companies under the  2013  UK  Regulations which, in certain circumstances, can  resolve any  inconsistency between a  remuneration policy  and any  contractual or  other right of  a  Director. Therefore,  the  policy  is being submitted to  shareholders as  an advisory resolution. The remuneration policy  will provide the  framework for  remuneration  decisions made by the  Remuneration Committee from the  date of  the  2014  AGM. It is the  Company’s intention that this  will apply until the  2017  Annual General Meeting, unless the  Remuneration Committee seeks  shareholder approval for  a renewed policy  at an  earlier date.

(4)     In accordance with  the  provisions of  the  U.K.  Corporate Governance Code, all Directors retire and offer themselves for  re-election. Biographical details for  each  Director are  set  out  on  pages 37  to 39  in the  2013  Annual Report.

(5)     Resolution 6 authorises the  Directors to fix  the  remuneration of  the  Auditors.

(6)     Section 162(2) of  the  Companies Act,  1963   provides that the  auditor of  an  Irish company shall  be  automatically re-appointed  at  a  company’s annual general meeting unless the  auditor has  given notice in  writing of  his  unwillingness to  be  re-appointed or  a resolution has  been passed at that meeting appointing someone else  or  providing expressly that the  incumbent auditor shall  not  be re-appointed. The Auditors, Ernst & Young, Chartered Accountants, are  willing  to continue in office. Having had regard to recent developments in corporate governance practice, the  Directors have  decided to  provide shareholders with  an  opportunity to  have  a say  on  the  continuation in  office of  Ernst & Young by  way  of  an  advisory, non-binding vote.

(7)     Resolution 8 proposes to  renew the  Directors’ authority to  allot  Ordinary/Income shares up to  a maximum of  33%  of  the  issued share capital of the  Company at 24  February 2014.

(8)     Resolution 9  proposes to  renew the   Directors’ authority  to  dis-apply statutory pre-emption  rights in  relation to  allotments of  shares up to  a maximum of  5%  of  the  issued Ordinary/Income share capital of  the  Company at  24  February 2014. This limit  is in  accordance with  generally accepted best  practice. The Directors intend to  follow  the  Pre-Emption Group’s Statement of  Principles in  that allotments of  shares for  cash  and the  re-issue of  Treasury Shares on  a non pre-emptive basis,  other than for  rights issues  to  Ordinary shareholders and employee share schemes, will not  exceed 7.5%  of  the  issued Ordinary/Income share capital within a rolling three year  period without prior consultation with  shareholders.

(9)     Copies of  the  rules of  the  proposed new  Performance Share Plan  referred to in resolution 13 are  available for  inspection at the  registered office of the  Company, 42 Fitzwilliam Square, Dublin 2, at the  office of Arthur Cox,  Arthur Cox  Building, Earlsfort Terrace, Dublin 2, and at the  offices of UBS Limited, 1 Finsbury Avenue, London, EC2M  2PP  during normal business hours on  any  weekday (Saturdays and public holidays excepted) up to 7 May 2014  and at the  Royal  Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin from 15 minutes prior to the  Annual General Meeting until the  conclusion of  the  Meeting.

(10)   Any  member entitled to  attend, speak, ask  questions and vote  at  this  Meeting may  exercise his  or  her right to  vote  by  appointing one  or  more proxies. A member may  appoint the  Chairman or  another person, who  need not  be a member(s) of the  Company, as a proxy, by electronic means or  in writing, to vote  some  or  all of  their shares. A proxy form is enclosed. Appointment of  a proxy does  not  preclude a member from attending, speaking and  asking questions at  the   meeting should they   subsequently wish  to  do  so.  Please note, that  proxies may  be  required to  provide identification to attend the  Meeting.

(11)   To  be valid,  proxy forms must be delivered in writing, together with  any  power of attorney or other authority under which it is signed or a certified copy  thereof, to the  Company’s Registrar, Capita Asset  Services (the  “Registrars”), to P.O.  Box  7117, Dublin 2 (if delivered by post)  or  to 2 Grand Canal Square, Dublin 2 (if  delivered by  hand), not  later than 11.00 a.m.  on  Monday, 5 May  2014. Shareholders who  wish  to  submit proxies by electronic means may  do  so up to  the  same deadline by accessing the  Registrars’ website, www.capitaassetservices.com and selecting “Shareholder Portal (Ireland)”. Shareholders who  do  not  receive a proxy form by post, or  who  wish to be sent  paper copies of documents relating to the  meeting, should contact the  Registrars (Tel. +353  1 553  0050).

(12)   CREST members may  appoint one  or  more proxies through the  CREST electronic proxy appointment  service in  accordance with  the  procedures described in the  CREST Manual. CREST Personal Members or  other CREST sponsored members who  have  appointed a voting service provider(s) should refer  to  their  CREST sponsor or  voting service provider(s),  who   will  be  able   to  take   the   appropriate  action on  their behalf. Further information on  CREST procedures and requirements is contained in  the  CREST Manual. The message appointing a proxy(ies) must be  received by the  Registrar (ID  7RA08) not  later than 11.00 a.m.  on  Monday, 5 May  2014. For  this  purpose, the  time  of  receipt will be  taken to  be  the  time (as determined by the  timestamp generated by the  CREST system) from which the  Registrar is able  to  retrieve the  message by enquiry to  CREST in  the  manner prescribed by CREST. The Company may  treat as invalid a proxy instruction in  the  circumstances set  out  in  Regulation 35(5)(a) of the  Companies Act,  1990  (Uncertificated Securities) Regulations, 1996.

(13)   ADR  holders wishing to  attend the  meeting must obtain a proxy form from The Bank  of  New  York Mellon (BNY),  which will enable them to attend and vote  on  the  business to  be  transacted. ADR  holders may  instruct BNY  as to  the  way  in  which the  shares represented by their ADRs should be voted by completing and returning the  voting card provided by BNY  in accordance with  the  instructions given.

(14)   Pursuant to  Section 134A of  the  Companies Act,  1963  and Regulation 14  of  the  Companies Act,  1990  (Uncertificated Securities) Regulations,

1996, the  Company hereby specifies that only  those shareholders registered in  the  Register of  Members of  the  Company as  at  6.00  p.m. on Monday, 5 May  2014  shall  be entitled to attend, speak, ask questions and vote  at the  Annual General Meeting in respect of the  number of shares registered in their name at that time.

(15)   Pursuant to Section 133B(1)(a) of the  Companies Act, 1963  and subject to any  contrary provision in company law, shareholders, holding at least  3% of  the  Company’s issued share capital, or  at least  3%  of  the  voting rights, have  the  right to put an  item  on  the  agenda, or  table  a draft resolution for  an  item  on  the  agenda, of a general meeting. In the  case  of the  2014  Annual General Meeting, the  latest  date for  submission of such  requests/ resolutions will be 26  March 2014. Further information in relation to shareholders’ rights can  be obtained from the  CRH website, www.crh.com.

(16)   Shareholders entitled to attend the  Annual General Meeting have  the  right to ask  questions relating to items on  the  agenda.

(17)   Pursuant to  Section 138  of  the  Companies Act,  1963, where a poll  is taken at  the  Annual General Meeting, a shareholder, present in  person or by proxy, holding more than one  share need not  cast  all his/her votes  in the  same way.

(18)   A copy  of this  Notice, the  2013  Annual Report and copies of documentation relating to the  2014  Annual General Meeting, including proxy forms, are  available on  the  CRH website, www.crh.com. To  access  these documents, select  AGM  under  “Equity Investors” in  the  Investors section of  the  website.

                  CRH plc   Form of Proxy for the Annual General Meeting to be held on 7th May 2014

                 Please indicate with an “X” in the boxes below how you wish your votes to be cast. (See notes overleaf)

                Resolutions to be voted on are set out in detail in the Notice of the Meeting.

	For	Against	Vote withheld See note 2
1. Consideration of financial statements and Reports of Directors and Auditors
2. Declaration of a dividend
3. Consideration of Directors’ Remuneration Report
4. Consideration of Remuneration Policy Report
5. Re-election of Directors:
(a) E.J. Bärtschi
(b) M. Carton
(c) W.P. Egan
(d) U-H. Felcht
(e) N. Hartery
(f) J.W. Kennedy
(g) D.A. McGovern, Jr.
(h) H.A. McSharry
(i) A. Manifold
(j) D.N. O'Connor
(k) H.Th. Rottinghuis
(l) M.S. Towe
6. Remuneration of Auditors
7. Continuation of Ernst & Young as Auditors
8. Authority to allot shares
9. Disapplication of pre-emption rights
10. Authority to purchase own Ordinary Shares
11. Authority to re-issue Treasury Shares
12. Authority to offer scrip dividends
13. Adoption of new Performance Share Plan

Details in relation to Directors retiring at the 2014 Annual General Meeting and seeking re-election are set out in the 2013 Annual Report. This Report and other documentation relating to the 2014 Annual General Meeting (including the Notice of the Annual General Meeting) are available on the CRH website, www.crh.com.

Resolutions 3, 4 and 7 are advisory votes. Please refer to notes 2, 3 and 6 to the Notice of the Annual General Meeting.

A Shareholder wishing to appoint a proxy by electronic means may do so any time up to 11.00 a.m. on 5th May 2014 by accessing the Registrar's website, www.capitaassetservices.com, selecting "Shareholder Portal (Ireland)" and following the instructions on the website.

CREST members wishing to appoint a proxy electronically should refer to the notes to the Notice of the Annual General Meeting.

CRH plc Form of Proxy for Annual General Meeting
I/We the undersigned being an Ordinary Shareholder(s) of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting (see note 1)

........................................................................................................    as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11.00 a.m. on 7th May 2014 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit.
This proxy may be exercised in respect of all/(see note 4) shares registered in my/our name(s).

Signed:                                                                          Date:

CRH plc   Annual General Meeting 2014

Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin,

7th May 2014 at 11.00 a.m.

Attendance Form Ordinary Shareholders

Please do not post this section of the form but present it personally to gain admittance to the meeting

Signature:

Notes on completing proxy form:

1.  If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a Shareholder of the Company, inserted instead. A
     Shareholder may appoint one or more proxies. If you would like to appoint more than one proxy, please contact the Company’s Registrars, Capita Asset Services, to receive an additional proxy form. Please note that proxies may be asked to present identification.

2.  Please indicate how you wish your proxy to vote by placing an “X” in the appropriate box. A proxy is required to vote in accordance with any instructions given to him/her. The Vote Withheld option is provided to enable you to abstain on any particular resolution. It should be noted, however, that it is not a vote in law and will not be counted in the calculation of the proportion of the votes for and against the resolution. Unless otherwise directed, and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

3.  This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be received by the Company's Registrars, Capita Asset Services, at P.O. Box 7117,
      Dublin 2 (if delivered by post) or Capita Asset Services, Shareholder solutions, 2 Grand Canal Square, Dublin 2 (if delivered by hand) not later than 11.00 a.m. on 5th May 2014. A proxy may also be appointed electronically as explained overleaf.

4.  If a proxy is not to have the authority to vote all shares registered in the name of the Shareholder, the Shareholder should specify the number of shares which may be voted by the proxy, where indicated overleaf. Where the number of shares is not inserted, a proxy will be deemed to have authority to vote all of the shares registered in the Shareholder's name.

    5.  Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.

6.  In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7. The return of a proxy form will not preclude any member from attending the Meeting, speaking, asking questions and voting in person should he/she wish to do so.

CRH public limited company
(Registrant)

Date: 18 March 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director